Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-259244

Dated September 7, 2021

WASTE CONNECTIONS, INC.

Pricing Term Sheet

Terms Applicable to the 2032 Notes

Issuer:	Waste Connections, Inc.

Title of Securities	2.200% Senior Notes due 2032

Principal Amount:	$650,000,000

Maturity Date:	January 15, 2032

Coupon:	2.200%

Public Offering Price:	99.836% of face amount

Yield to Maturity:	2.218%

Benchmark Treasury:	1.250% UST due August 15, 2031

Benchmark Treasury Price and Yield:	98-29 and 1.368%

Spread to Benchmark Treasury:	+85 bps

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2022

Optional Redemption:

Make-Whole Call:	Redeemable at any time prior to October 15, 2031 (the “Par Call Date”) at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) on the Notes redeemed (assuming that such Notes matured on the Par Call Date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate of 15 basis points, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

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Par Call:	Redeemable at any time on or after the Par Call Date in an amount equal to the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

CUSIP:	94106BAC5

ISIN:	US94106BAC54

Terms Applicable to the 2052 Notes

Issuer:	Waste Connections, Inc.

Title of Securities	2.950% Senior Notes due 2052

Principal Amount:	$850,000,000

Maturity Date:	January 15, 2052

Coupon:	2.950%

Public Offering Price:	98.501% of face amount

Yield to Maturity:	3.026%

Benchmark Treasury:	2.375% UST due May 15, 2051

Benchmark Treasury Price and Yield:	108-29+ and 1.976%

Spread to Benchmark Treasury:	+105 bps

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2022

Optional Redemption:

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Make-Whole Call:	Redeemable at any time prior to July 15, 2051 (the “Par Call Date”) at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) on the Notes redeemed (assuming that such Notes matured on the Par Call Date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate of 20 basis points, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Par Call:	Redeemable at any time on or after the Par Call Date in an amount equal to the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

CUSIP:	94106BAD3

ISIN:	US94106BAD38

Terms Applicable to each series of Notes

Trade Date:	September 7, 2021. Delivery of the Notes is expected to be made against payment for the Notes on September 20, 2021, which will be the ninth business day following the date hereof (this settlement cycle being referred to as “T+9”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+9, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisers.

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Settlement:	T+9; September 20, 2021

Ratings (Moody’s/S&P/Fitch)*:	Baa2 (Stable) / BBB+ (Stable) / BBB+ (Stable)

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

CIBC World Markets Corp.

PNC Capital Markets LLC

Fifth Third Securities, Inc.

Truist Securities, Inc.

Co-Managers:	Scotia Capital (USA) Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Citizens Capital Markets, Inc. Zions Direct, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement, dated September 7, 2021 (the “Preliminary Prospectus Supplement”), with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan collect at 1-212-834-4533, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.